SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 29, 2018

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017

Enclosure: Partner Communications reports fourth quarter and annual 2017 results

PARTNER COMMUNICATIONS REPORTS
FOURTH QUARTER AND ANNUAL 2017 RESULTS1

ADJUSTED EBITDA2 TOTALED NIS 917 MILLION IN 2017

PROFIT TOTALED NIS 114 MILLION IN 2017

NET DEBT2 DECLINED BY NIS 620 MILLION IN 2017 TO REACH NIS 0.9 BILLION

CELLULAR POST-PAID SUBSCRIBER BASE
 INCREASED BY 79 THOUSAND SUBSCRIBERS IN 2017

2017 Annual Highlights (compared with 2016, which was prior to the adoption of IFRS 15)

•	Total Revenues: NIS 3,268 million (US$ 943 million), a decrease of 8%
•	Service Revenues: NIS 2,582 million (US$ 745 million), a decrease of 6%
•	Equipment Revenues: NIS 686 million (US$ 198 million), a decrease of 13%
•	Total Operating Expenses (OPEX)[2]: NIS 1,946 million (US$ 561 million), a decrease of 16%
•	Adjusted EBITDA: NIS 917 million (US$ 264 million), an increase of 10%
•	Adjusted EBITDA Margin[2]: 28% of total revenues compared with 24%
•	Profit for the Year: NIS 114 million (US$ 33 million) an increase of 119%
•	Net Debt: NIS 906 million (US$ 261 million), a decrease of NIS 620 million
•	Adjusted Free Cash Flow (before interest)[2]: NIS 599 million (US$ 173 million), a decrease of NIS 159 million
•	Cellular ARPU: NIS 62 (US$ 18), a decrease of 5%
•	Cellular Subscriber Base: approximately 2.67 million at year-end
•	TV Subscriber Base: approximately 43 thousand households at year-end

Fourth quarter 2017 highlights (compared with fourth quarter 2016, which was prior to the adoption of IFRS 15)

•	Total Revenues: NIS 834 million (US$ 241 million), an increase of 2%
•	Service Revenues: NIS 630 million (US$ 182 million), a decrease of 3%
•	Equipment Revenues: NIS 204 million (US$ 59 million), an increase of 21%
•	Total Operating Expenses (OPEX): NIS 519 million (US$ 150 million), a decrease of 9%
•	Adjusted EBITDA: NIS 158 million (US$ 46 million), a decrease of 4%

1 The quarterly financial results are unaudited. Fourth quarter and annual results for 2017 include the impact of the adoption of IFRS 15 unless otherwise stated; fourth quarter and annual results for 2016 were prior to, and do not reflect, the adoption of IFRS 15.  See discussion below.
2 For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.

•	Adjusted EBITDA Margin: 19% of total revenues compared with 20%
•	Loss for the Period: NIS 50 million (US$ 14 million), an increase in loss of NIS 43 million
•	Net Debt: NIS 906 million (US$ 261 million), a decrease of NIS 620 million
•	Adjusted Free Cash Flow (before interest): NIS 63 million (US$ 18 million), a decrease of NIS 206 million
•	Cellular ARPU: NIS 59 (US$ 17), a decrease of 5%
•	Cellular Subscriber Base: approximately 2.67 million at quarter-end
•	TV Subscriber Base: approximately 43 thousand households at quarter-end

Rosh Ha’ayin, Israel, March 29, 2018 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter and year ended December 31, 2017.

Commenting on the fourth quarter 2017 results, Mr. Isaac Benbenisti, CEO of Partner noted:

"We view significant accomplishments in our financial results for 2017: growth in the Company's EBITDA compared to 2016, while doubling profit, adding 79 thousand cellular Post-Paid subscribers, a record addition of TV households to Partner TV, massive deployment of fiber optic infrastructure, all this while solidifying the financial strength to leverage the Company's growth.

Partner TV is leading the Israeli TV market in terms of household additions, and with a significant gap compared with its competitors. In the fourth quarter of 2017, an additional 29 thousand households joined Partner TV and, as of today, over 64 thousand households are connected to Partner TV, most of them customers who left HOT and Yes and chose to move to the only TV service in Israel which offers all of its customers 4K set-top boxes together with Netflix at a push of a button on the remote control. Our cooperation with Netflix continues to prove successful and we are proud of this cooperation and recognize the great value that it brings to our customers.

Our fiber optic project, Partner Fiber, which was commercially launched in August 2017, experienced a significant increase in the pace of deployment in the fourth quarter and, as of March 2018, tens of thousands of households, across many cities throughout the country, are already able to connect to Partner’s fiber services. Last month, we launched new products that combine Partner Fiber, the fast internet infrastructure with speeds of up to 1,000 Mbps, with Partner TV. We intend to continue to expand our offerings, which are based on full communication solutions on Partner's independent infrastructure, in internet, TV and cellular services.

In the cellular space, Partner continued to increase its cellular Post-Paid subscriber base in the fourth quarter of 2017, so that 87% of our cellular subscribers were Post-Paid subscribers at year-end. In the last quarter alone, we reported net growth of 14 thousand Post-Paid subscribers, which completes an addition of 79 thousand Post-Paid subscribers in 2017, who chose to join Partner's cellular services due to, among other reasons, value offerings such as advanced cyber services which are included in various plans, unique Partner services such as wifi calling, and Israel's most advanced network deployment of LTE and LTE Advanced. In addition, as part of our strategy to offer unique value offerings to our customers, and again demonstrating our ability to partner with leading international companies, we announced at the end of December 2017 an exclusive collaboration with Apple Music, under which we offer all our Post-Paid cellular subscribers a free six-month subscription to its music services.”

Mr. Tamir Amar, Partner's Chief Financial Officer, commented on the results:

“2017 was characterized by the strengthening of Partner's position in the communications market and its transformation into a comprehensive communications group with entry into new activities, including the entry into the television world, Partner TV, which was officially launched in June 2017, and the expansion of the deployment of an independent fiber optic infrastructure for residential customers. At the same time, the Company continued to strengthen its cellular subscriber base with growth of 79,000 Post-Paid cellular subscribers in 2017, similar to the growth seen in 2016, as well as a decline in the churn rate as a result of lower churn among Post-Paid cellular subscribers.

In addition, during 2017, the Company took a number of steps to improve the profitability of equipment sales, and accordingly, equipment sales profitability improved from 18% in 2016 to 21% in 2017, together with a significant improvement in the quality of sales as reflected by, among others, the decrease in doubtful debts expenses.

In spite of the Company's entry into television services, which was accompanied by an increase in expenses (content and internet expenses), the Company recorded a decrease of 16% in operating expenses (OPEX) in 2017 compared to 2016; without the impact of the early adoption of IFRS 15, operating expenses decreased by 13% (a decrease of NIS 294 million compared with 2016). The decrease resulted from close management of the Company's cost structure and its assets, including the cost savings from the network sharing agreement with Hot Mobile.

In addition, the Company strengthened its balance sheet structure with a continued decrease in net debt to NIS 0.9 billion. Net debt decreased by NIS 620 million during 2017, which, together with the early repayments and the debt recycle, led to a reduction in the average interest rate of the Company's debt and to a net debt to EBITDA ratio of 1 at year-end. The change in the Company's debt structure and its reduction will result in a significant reduction of financing expenses (excluding the one-time debt repayment expenses) and provides a strong foundation to support the Company's continued development in the coming years.

The increase in CAPEX in 2017, without the impact of IFRS 15, totaled NIS 104 million compared to 2016, mainly resulting from the increased deployment of the fiber optic infrastructure and from the Company's entry into TV operations, which constitute growth potential in the Company's revenues in the coming years."

NIS Million	Q3’17	Q4’17	Comments
Service Revenues	666	630	The decrease resulted mainly from cellular seasonal roaming revenues
Equipment Revenues	160	204	The increase resulted mainly from higher cellular equipment volume and a higher average sale price
Total Revenues	826	834
Gross profit from equipment sales	43	40	Change in product mix with lower profit per device
OPEX	477	519	Increase in expenses mainly related to the Company's TV and internet services, periodic payroll & related expenses and a nonrecurring decrease in site-rental expenses in Q3 2017
Adjusted EBITDA	239	158
Profit (loss) for the Period	54	(50)
The company recorded one-time expenses of NIS 65 million in Q4 2017 as a result of early loans repayments (as reported on December 5, 2017), partially offset by nonrecurring tax income of NIS 19 million

Capital Expenditures (additions)	107	174	The increase resulted mainly from increase in investments related to fiber optic deployment and TV services
Adjusted free cash flow (before interest payments)	202	63	The decrease resulted mainly from a decrease in EBITDA and a smaller decrease in operating assets and liabilities
Net Debt	887	906

	Q3’17	Q4’17	Comments
Cellular Post-Paid Subscribers (end of period, thousands)	2,306	2,320	Increase of 14 thousand subscribers
Cellular Pre-Paid Subscribers end of period, thousands)	371	354	Decrease of 17 thousand subscribers
Monthly Average Revenue per Cellular User (ARPU) (NIS)	64	59	Mainly the result of higher seasonal roaming revenues in Q3 2017
Quarterly Cellular Churn Rate (%)	9.3%	9.9%	The increase resulted from an increase in Pre-Paid subscriber churn

Key Financial Results

NIS MILLION (except EPS)	2013	2014	2015[3]	2016	2017 w/o IFRS 15*	2017 Reported*
Revenues	4,519	4,400	4,111	3,544	3,270	3,268
Cost of revenues	3,510	3,419	3,472	2,924	2,627	2,627
Gross profit	1,009	981	639	620	643	641
S,G&A	679	631	640	689	536	465
Income with respect to settlement agreement with Orange			61	217	108	108
Other income	79	50	47	45	31	31
Operating profit	409	400	107	193	246	315
Finance costs, net	211	159	143	105	180	180
Income tax expenses	63	79	4	36	5	21
Profit (loss) for the year	135	162	(40)	52	61	114
Earnings (loss) per share (basic, NIS)	0.87	1.04	(0.26)	0.33	0.38	0.70

3In Q4 2015, the Company recorded an impairment charge on its fixed-line assets which reduced operating profit by NIS 98 million and profit by NIS 72 million in 2015.

NIS MILLION (except EPS)	Q4’16	Q1’17*	Q2’17*	Q3’17*	Q4’17*
Revenues	821	803	805	826	834
Cost of revenues	706	654	637	625	711
Gross profit	115	149	168	201	123
S,G&A	171	107	112	116	130
Income with respect to settlement agreement with Orange	54	54	54	-	-
Other income	10	9	8	7	7
Operating profit	8	105	118	92	0
Finance costs, net	23	23	54	15	88
Income tax expenses (income)	(8)	18	18	23	(38)
Profit (loss) for the period	(7)	64	46	54	(50)
Earnings (loss) per share (basic, NIS)	(0.04)	0.41	0.29	0.32	(0.30)

NIS MILLION (except EPS)	Q4'16	Q4'17*	% Change
Revenues	821	834	+2%
Cost of revenues	706	711	+1%
Gross profit	115	123	+7%
Operating profit	8	0	N/A
Loss for the period	(7)	(50)
Loss per share (basic, NIS)	(0.04)	(0.30)

*The Company adopted IFRS 15 from the beginning of 2017. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.

Key Operating Indicators

	2013	2014	2015	2016	2017 w/o IFRS 15*	2017 Reported*
Adjusted EBITDA (NIS million)	1,114	1,096	876	834	835	917
Adjusted EBITDA (as a % of total revenues)	25%	25%	21%	24%	26%	28%
Adjusted Free Cash Flow (NIS millions)	1,041	520	566	758	599	599
Cellular Subscribers (end of period, thousands)	2,956	2,837	2,718	2,686	2,674	2,674
Estimated Cellular Market Share (%)	29%	28%	27%	26%	25%	25%
Annual Cellular Churn Rate (%)	39%	47%	46%	40%	38%	38%
Average Monthly Revenue per Cellular Subscriber (ARPU) (NIS)	83	75	69	65	62	62

	Q4'16	Q4'17*	Change
Adjusted EBITDA (NIS million)	164	158	-4%
Adjusted EBITDA (as a % of total revenues)	20%	19%	-1
Cellular Subscribers (end of period, thousands)	2,686	2,674	-12
Quarterly Cellular Churn Rate (%)	9.4%	9.9%	+0.5
Monthly Average Revenue per Cellular User (ARPU) (NIS)	62	59	-3

*The Company adopted IFRS 15 from the beginning of 2017. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	2017*	2016	Change %	2017*	2016	Change %	2017*	2016	2017*	2016	Change %
Total Revenues	2,588	2,828	-8%	853	929	-8%	(173)	(213)	3,268	3,544	-8%
Service Revenues	1,978	2,099	-6%	777	866	-10%	(173)	(213)	2,582	2,752	-6%
Equipment Revenues	610	729	-16%	76	63	+21%	-	-	686	792	-13%
Operating Profit	244	68	+259%	71	125	-43%	-	-	315	193	+63%
Adjusted EBITDA	710	562	+26%	207	272	-24%	-	-	917	834	+10%

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q4'17*	Q4'16	Change %	Q4'17*	Q4'16	Change %	Q4'17*	Q4'16	Q4'17*	Q4'16	Change %
Total Revenues	660	656	+1%	219	216	+1%	(45)	(51)	834	821	+2%
Service Revenues	478	498	-4%	197	205	-4%	(45)	(51)	630	652	-3%
Equipment Revenues	182	158	+15%	22	11	+100%	-	-	204	169	+21%
Operating Profit (loss)	2	(10)	N/A	(2)	18	N/A	-	-	0	8	N/A
Adjusted EBITDA	124	109	+14%	34	55	-38%	-	-	158	164	-4%

* The Company adopted IFRS 15 from the beginning of 2017. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.

Financial Review4

In 2017, total revenues were NIS 3,268 million (US$ 943 million), a decrease of 8% from NIS 3,544 million in 2016.

Annual service revenues in 2017 totaled NIS 2,582 million (US$ 745 million), a decrease of 6% from NIS 2,752 million in 2016.

Service revenues for the cellular segment in 2017 totaled NIS 1,978 million (US$ 571 million), a decrease of 6% from NIS 2,099 million in 2016.  The decrease was mainly a result of the continued downward pressures on the prices of Post-Paid and Pre-Paid cellular services as a result of the continued competition in the cellular market. In addition, cellular segment service revenues were negatively affected by a decline in revenues as a result of the termination of the Right of Use Agreement with HOT Mobile from the second quarter of 2016, for which the Company recorded revenues in an amount of approximately NIS 51 million in 2016.

Service revenues for the fixed-line segment in 2017 totaled NIS 777 million (US$ 224 million), a decrease of 10% from NIS 866 million in 2016. This decrease mainly reflected a decrease in revenues from international calling services (including the market for wholesale international traffic) which were adversely affected both by the increased penetration of internet-based solutions and increased competition from other service providers, and a decrease in inter-segment revenues.

In Q4 2017, total revenues were NIS 834 million (US$ 241 million), an increase of 2% from NIS 821 million in Q4 2016.

Service revenues in Q4 2017 totaled NIS 630 million (US$ 182 million), a decrease of 3% from NIS 652 million in Q4 2016.

Service revenues for the cellular segment in Q4 2017 totaled NIS 478 million (US$ 138 million), a decrease of 4% from NIS 498 million in Q4 2016. The decrease was mainly the result of the continued price erosion of cellular services (both Post-Paid and Pre-Paid) due to the continued competitive market conditions.

Service revenues for the fixed-line segment in Q4 2017 totaled NIS 197 million (US$ 57 million), a decrease of 4% from NIS 205 million in Q4 2016. The decrease reflected the continuing decrease in revenues from international calling services.

Equipment revenues in 2017 totaled NIS 686 million (US$ 198 million), a decrease of 13% from NIS 792 million in 2016, largely reflecting the downward impact of the tightening of the Company’s customer credit policy on the volume of sales.

4 The Company adopted IFRS 15 from the beginning of 2017. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.

Gross profit from equipment sales in 2017 was NIS 142 million (US$ 41 million), compared with NIS 144 million in 2016, a decrease of 1%, reflecting a decrease in gross profit from equipment sales for the cellular segment which was partially offset by an increase in gross profit from equipment sales for the fixed-line segment.

Equipment revenues in Q4 2017 totaled NIS 204 million (US$ 59 million), an increase of 21% from NIS 169 million in Q4 2016, largely reflecting an increase in the volume of sales of cellular equipment and fixed-line business equipment.

Gross profit from equipment sales in Q4 2017 was NIS 40 million (US$ 12 million), compared with NIS 18 million in Q4 2016, an increase of 122%, mainly reflecting higher profit margins from sales due to a change in the product mix.

Total operating expenses (‘OPEX’) totaled NIS 1,946 million (US$ 561 million) in 2017. Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses would have been NIS 2,030 million, a decrease of 13% or NIS 294 million from 2016. This decrease mainly reflected a decline in expenses related to the cellular network - largely reflecting the impact of the network sharing agreement with Hot Mobile; a decrease in international calls expenses, a decrease in bad debts and allowance for doubtful accounts expenses which was mainly a result of the impact of the tightening of the Company’s customer credit policy for handset sales; a decrease in advertising and marketing expenses; and a decrease in other expense items reflecting the impact of various efficiency measures undertaken; which were partially offset by additional expenses relating to the Company's TV and internet services. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in 2017 without the impact of the early adoption of IFRS 15 would have decreased by 12% compared with 2016, mainly for the same reasons as explained above.

For Q4 2017, total operating expenses (‘OPEX’) totaled NIS 519 million (US$ 150 million). Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses would have been NIS 547 million in Q4 2017, a decrease of 4% or NIS 23 million from Q4 2016. The decrease mainly reflected a decline in expenses related to the cellular network and a decrease in bad debts and allowance for doubtful accounts expenses in 2017 and one-time expenses totaling NIS 19 million in Q4 2016, partially offset by additional expenses relating to the Company's TV and internet services. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX without the impact of the early adoption of IFRS 15 in 2017 would have decreased by 3% in Q4 2017 compared with Q4 2016, mainly for the same reasons as explained above.

In 2017, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 108 million (US$ 31 million) compared with NIS 217 million recorded in 2016.  2017 is the final year for which the Company will record income with respect to the settlement agreement of the Orange brand agreement.

Operating profit for 2017 was NIS 315 million (US$ 91 million). Without the impact of the early adoption of IFRS 15 in 2017, operating profit would have been NIS 246 million, an increase of 27% compared with NIS 193 million in 2016.

For Q4 2017, operating profit was zero. Without the impact of the early adoption of IFRS 15 in 2017, there would have been an operating loss of NIS 18 million in Q4 2017, compared with an operating profit of NIS 8 million in Q4 2016.

Adjusted EBITDA in 2017 totaled NIS 917 million (US$ 264 million), 28% of revenues. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA would have been NIS 835 million, 26% of revenues, approximately unchanged compared with NIS 834 million in 2016, 24% of revenues.

Adjusted EBITDA for the cellular segment in 2017 was NIS 710 million (US$ 205 million), 27% of revenues. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA for the cellular segment would have been NIS 647 million, 25% of revenues, an increase of 15% from NIS 562 million in 2016, 20% of revenues. The increase reflected the decrease in total operating expenses, partially offset by the impact of the decreases in service revenues, in income with respect to the settlement agreement with Orange, and in gross profits from cellular segment equipment sales.

Adjusted EBITDA for the fixed-line segment was NIS 207 million (US$ 60 million) in 2017, 24% of revenues. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA for the fixed-line segment would have been NIS 188 million, 22% of revenues, a decrease of 31% from NIS 272 million in 2016, 29% of revenues. The decrease mainly reflected the decrease in service revenues and the increase in total operating expenses, partially offset by the increase in gross profit from equipment sales.

For Q4 2017, Adjusted EBITDA totaled NIS 158 million (US$ 46 million), 19% of revenues. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA would have been NIS 132 million in Q4 2017, 16% of revenues, a decrease of 20% from NIS 164 million in Q4 2016 or 20% of revenues.

Adjusted EBITDA for the cellular segment in Q4 2017 was NIS 124 million (US$ 36 million), 19% of revenues. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA for the cellular segment would have been NIS 108 million in Q4 2017, 16% of revenues, approximately unchanged compared with NIS 109 million in Q4 2016, 17% of revenues. The stability reflected the decrease in OPEX and the increase in gross profit from equipment sales, which were offset by the decrease in income with respect to the settlement agreement with Orange and the decrease in service revenues.

Adjusted EBITDA for the fixed-line segment in Q4 2017 was NIS 34 million (US$ 10 million), 16% of revenues. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA for the fixed-line segment would have been NIS 24 million in Q4 2017, 11% of revenues, a decrease of 56% from NIS 55 million in Q4 2016, 25% of revenues. The decrease mainly reflected the increase in OPEX resulting from the launch of the TV services, partly offset by a decline in expenses related to international calling services.

Finance costs, net in 2017 were NIS 180 million (US$ 52 million), an increase of 71% compared with NIS 105 million in 2016. The increase largely reflected the impact of the increase in early debt repayment expenses in 2017 compared with 2016, of NIS 82 million, which was mainly related to the early repayment of borrowings during 2017 in a total amount of NIS 1,283 million (US$ 370 million).

Finance costs, net, are expected to be significantly lower in 2018 than in 2017, both reflecting the early debt repayment expenses recorded in 2017 as well as anticipated lower interest expenses as a result of the lower average level of financial debt and a lower average debt interest rate.

For Q4 2017, finance costs, net were NIS 88 million (US$ 25 million), an increase of 65 million compared with NIS 23 million in Q4 2016. The increase reflected the one time early repayment costs of NIS 65 million recorded in Q4 2017.

Income tax expenses for 2017 were NIS 21 million (US$ 6 million). Without the impact of the early adoption of IFRS 15 in 2017, income tax expenses on profit would have been NIS 5 million compared with NIS 36 million in 2016. An income tax audit of the Company, concluded in 2017, resulted in one-time income of NIS 10 million in income tax expenses and in an additional one-time deferred tax income of NIS 9 million, which was recognized in income tax expenses.

Overall, the company's profit in 2017 was NIS 114 million (US$ 33 million). Without the impact of the early adoption of IFRS 15 in 2017, profit would have been NIS 61 million, an increase of 17% compared with profit of NIS 52 million in 2016.

For Q4 2017, loss was NIS 50 million (US$ 14 million). Without the impact of the early adoption of IFRS 15 in 2017, loss would have been NIS 64 million in Q4 2017, compared with a loss of NIS 7 million in Q4 2016.

Based on the weighted average number of shares outstanding during 2017, basic earnings per share or ADS, was NIS 0.70 (US$ 0.20). Without the impact of the early adoption of IFRS 15 in 2017, basic earnings per share or ADS would have been NIS 0.38 compared with NIS 0.33 in 2016.

For Q4 2017, based on the weighted average number of shares outstanding during Q4 2017, basic loss per share or ADS, was NIS 0.30 (US$ 0.08). Without the impact of the early adoption of IFRS 15 in 2017, basic loss per share or ADS would have been NIS 0.38 in Q4 2017, compared with basic loss per share or ADS of NIS 0.04 in Q4 2016.

Cellular Segment Operational Review

At the end of 2017, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.67 million including approximately 2.32 million Post-Paid subscribers or 87% of the base, and approximately 354,000 Pre-Paid subscribers, or 13% of the subscriber base.

Over 2017, the cellular subscriber base declined by approximately 12,000. The Pre-Paid subscriber base decreased by approximately 91,000, while the Post-Paid subscriber base increased by approximately 79,000. The decrease in the Pre-Paid subscriber base was largely attributed to Pre-Paid subscribers moving to Post-Paid subscriber packages as a result of the significant price difference of these products, as well as to increased competition for Pre-Paid subscribers.

The annual churn rate for cellular subscribers in 2017 was 38%, a decrease of 2 percentage points compared with 40% in 2016, and 46% in 2015.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in 2017 was NIS 62 (US$ 18), a decrease of 5% from NIS 65 in 2016. The decrease mainly reflected the continued price erosion in cellular services due to the persistent competition in the cellular market, as well as a decrease in revenues as a result of the termination of the Right of Use Agreement with HOT Mobile from the second quarter of 2016.

Total cellular market share (based on the number of subscribers) at the end of 2017 was estimated to be approximately 25%, a slight decrease from 26% at 2016 year-end.

During Q4 2017, the cellular subscriber base declined by approximately 3,000 subscribers. The Post-Paid subscriber base increased by approximately 14,000 subscribers, while the Pre-Paid subscriber base declined by approximately 17,000 subscribers.

The quarterly churn rate for cellular subscribers in Q4 2017 was 9.9%, compared with 9.4% in Q4 2016.

For Q4 2017, ARPU for cellular subscribers was NIS 59 (US$ 17), a decrease of 5% from NIS 62 in Q4 2016.

Funding and Investing Review

In 2017, Adjusted Free Cash Flow totaled NIS 599 million (US$ 173 million), an increase of 21% from NIS 758 million in 2016.

Cash generated from operations totaled NIS 973 million (US$ 281 million) in 2017. Without the impact of the early adoption of IFRS 15 in 2017, cash generated from operations would have been NIS 897 million compared with NIS 945 million in 2016, a decrease of 5%. The decrease mainly reflected the payment by HOT Mobile in 2016 of the lump sum of NIS 250 million under the Network Sharing Agreement, partially offset by an increase in trade payables balances and by a larger decrease in trade receivables, which was mainly related to the decrease in the volume of equipment sales under long-term payment plans in 2017 compared with 2016.

Cash capital expenditures (CAPEX payments), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 376 million (US$ 108 million) in 2017. Without the impact of the early adoption of IFRS 15 in 2017, cash capital expenditures would have been NIS 300 million, an increase of 53% from NIS 196 million in 2016. The increase mainly reflected the increase in investments related to fiber deployment and TV services.

For Q4 2017, Adjusted Free Cash Flow totaled NIS 63 million (US$ 18 million), a decrease of 77% from NIS 269 million in Q4 2016. Excluding the impact of the NIS 180 million payment received from Hot Mobile in Q4 2016 as part of lump sum, Adjusted Free Cash Flow decreased by 29%.

Cash generated from operations totaled NIS 176 million (US$ 51 million) in Q4 2017. Without the impact of the early adoption of IFRS 15 in 2017, cash generated from operations would have been NIS 151 million in Q4 2017, a decrease of 52% from NIS 313 million in Q4 2016. The decrease mainly reflected the one-time payment received from HOT Mobile in an amount of NIS 180 million in Q4 2016 as explained above.

Cash capital expenditures (‘CAPEX payments’), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 113 million (US$ 33 million) in Q4 2017. Without the impact of the early adoption of IFRS 15 in 2017, cash capital expenditures would have been NIS 88 million in Q4 2017, an increase of 87% from NIS 47 million in Q4 2016. The increase mainly reflected the increase in investments related to fiber deployment and TV services.

The level of Net Debt at the end of 2017 amounted to NIS 906 million (US$ 261 million), compared with NIS 1,526 million at the end of 2016.

Conference Call Details

Partner will hold a conference call on Thursday, March 29, 2018 at 10.00AM Eastern Time / 5.00PM Israel Time.

To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):

International: +972.3.918.0610
North America toll-free: +1.888.407.2553

A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/

If you are unavailable to join live, the replay of the call will be available from March 29, 2018 until April 19, 2018, at the following numbers:

International: +972.3.925.5925
North America toll-free: +1.888.782.4291

In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Specific statements have been made regarding the Company's intention to continue to expand its offering of full communication solutions over its independent infrastructure, the Company's future development as a result of the change in the Company's debt structure and its reduction and the growth potential in the Company’s revenues as a result of the increased deployment of the Company's fiber optic infrastructure and from the Company's entry in TV operations. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including, with respect to the increased fiber cable deployment, whether the Ministry of Communications’ instruction to Bezeq to allow other domestic operators (including Partner) to deploy fiber optic cables using Bezeq's passive infrastructure (including use of the manholes that are situated in front of buildings) will be respected or enforced and whether the Company will have the financial resources needed to continue to increase the number of customers served by its fiber optic infrastructure. The future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section, “Use of Non-GAAP Financial Measures”.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at December 31, 2017: US $1.00 equals NIS 3.467. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA* Adjusted EBITDA margin (%)
Adjusted EBITDA:
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges), Other expenses (mainly amortization of share based compensation)

Adjusted EBITDA margin (%):
Adjusted EBITDA
divided by
Total revenues
Profit (Loss)
Adjusted Free Cash Flow**	Adjusted Free Cash Flow: Cash flows from operating activities deduct Cash flows from investing activities add Short-term investment in (proceeds from) deposits	Cash flows from operating activities deduct Cash flows from investing activities
Total Operating Expenses (OPEX)
Total Operating Expenses:
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses
Net Debt	Net Debt: Current maturities of notes payable and borrowings add Notes payable add Borrowings from banks and others deduct Cash and cash equivalents deduct Short-term deposits	Sum of: Current maturities of notes payable and borrowings, Notes payable, Borrowings from banks and others
Various line items “without the impact of the early adoption of IFRS 15”	Line item less the amount of the impact of the early adoption of IFRS 15	The corresponding line item as reported in the Company’s financial statements and in this press release

*	Adjusted EBITDA is fully comparable with EBITDA measure which was provided in reports for prior periods.
**	Adjusted Free Cash Flow measure is fully comparable to Free Cash Flow measure which was provided in reports for prior periods.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of communications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. dollars
	December 31,
	2016	2017*	2017*
	In millions
CURRENT ASSETS
Cash and cash equivalents	716	867	250
Short-term deposits	452	150	43
Trade receivables	990	808	233
Other receivables and prepaid expenses	57	48	14
Deferred expenses – right of use	28	43	12
Inventories	96	93	27
	2,339	2,009	579

NON CURRENT ASSETS
Trade receivables	333	232	68
Prepaid expenses and other	2	5	1
Deferred expenses – right of use	75	133	38
Property and equipment	1,207	1,180	340
Intangible and other assets	793	697	201
Goodwill	407	407	117
Deferred income tax asset	41	55	17
	2,858	2,709	782

TOTAL ASSETS	5,197	4,718	1,361

* See appendix 'Effect of IFRS15 implementation' and report 20-F regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. dollars
	December 31,
	2016	2017***	2017***
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	498	705	203
Trade payables	681	787	227
Payables in respect of employees	101	91	26
Other payables (mainly institutions)	28	31	9
Income tax payable	45	50	14
Deferred income with respect to settlement
agreement with Orange	108
Deferred revenues from HOT mobile	31	31	9
Other deferred revenues	38	41	12
Provisions	77	75	22
	1,607	1,811	522

NON CURRENT LIABILITIES
Notes payable	646	975	281
Borrowings from banks and others	1,550	243	69
Liability for employee rights upon retirement, net	39	40	12
Dismantling and restoring sites obligation	35	27	9
Deferred revenues from HOT mobile	195	164	47
Other non-current liabilities	14	24	7
	2,479	1,473	425

TOTAL LIABILITIES	4,086	3,284	947

EQUITY
Share capital – ordinary shares of NIS 0.01 par value:
authorized – December 31, 2016 and 2017 – 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2016 – *156,993,337 shares
December 31, 2017 –*168,243,913 shares
Capital surplus	1,034	1,164	336
Accumulated retained earnings	358	491	142
Treasury shares, at cost –
December 31, 2016 – **3,603,578 shares
December 31, 2017 – **2,850,472 shares	(283)	(223)	(65)
TOTAL EQUITY	1,111	1,434	414
TOTAL LIABILITIES AND EQUITY	5,197	4,718	1,361

*	Net of treasury shares.
**
Including, restricted shares in amount of 1,376,381 and 2,061,201 as of December 31, 2017 and December 31, 2016 respectively held by trustee under the Company's Equity Incentive Plan, such shares will become outstanding upon completion of vesting conditions.

***	See appendix 'Effect of IFRS15 implementation' and report 20-F regarding the early adoption

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

				Convenience
				translation
	New Israeli Shekels			into U.S. dollars
	Year ended December 31
	2015	2016	2017*	2017*
	In millions (except earnings per share)
Revenues, net	4,111	3,544	3,268	943
Cost of revenues	3,472	2,924	2,627	758
Gross profit	639	620	641	185

Selling and marketing expenses	417	426	269	78
General and administrative expenses	223	263	196	56
Income with respect to settlement agreement with Orange	61	217	108	31
Other income, net	47	45	31	9
Operating profit	107	193	315	91
Finance income	13	13	4	1
Finance expenses	156	118	184	53
Finance costs, net	143	105	180	52
Profit (loss) before income tax	(36)	88	135	39
Income tax expenses	4	36	21	6
Profit (loss) for the year	(40)	52	114	33

Earnings (loss) per share
Basic	(0.26)	0.33	0.70	0.20
Diluted	(0.26)	0.33	0.69	0.20

* See appendix 'Effect of IFRS15 implementation' and report 20-F regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME
	New Israeli Shekels			Convenience translation into U.S. dollars
	Year ended December 31
	2015	2016	2017**	2017**
	In millions
Profit (loss) for the year	(40)	52	114	33
Other comprehensive income (loss), items that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligations	5	(8)	(2)	*

Income taxes relating to remeasurements of post-employment benefit obligations	(1)	2	1	*

Other comprehensive income (loss) for the year, net of income taxes	4	(6)	(1)	*

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	(36)	46	113	33

*   Representing an amount of less than 1 million.
** See appendix 'Effect of IFRS15 implementation' and report 20-F regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels
	Year ended December 31, 2017*
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	1,960	622		2,582
Inter-segment revenue - Services	18	155	(173)
Segment revenue - Equipment	610	76		686
Total revenues	2,588	853	(173)	3,268

Segment cost of revenues - Services	1,470	613		2,083
Inter-segment cost of revenues- Services	154	19	(173)
Segment cost of revenues - Equipment	490	54		544
Cost of revenues	2,114	686	(173)	2,627
Gross profit	474	167		641

Operating expenses (3)	367	98		465
Income with respect to settlement agreement with Orange	108			108
Other income, net	29	2		31
Operating profit	244	71		315
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	445	135
–Other (1)	21	1
Segment Adjusted EBITDA (2)	710	207

New Israeli Shekels
Year ended December 31, 2017*
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	917
Depreciation and amortization	(580)
Finance costs, net	(180)
Income tax expenses	(21)
Other (1)	(22)
Profit for the year	114

* See appendix 'Effect of IFRS15 implementation' and report 20-F regarding the early adoption of IFRS 15, Revenue from Contracts with Customers. In 2017 costs of obtaining contracts with customers were capitalized in amounts of NIS 64 million and NIS 20 million for the cellular segment and the fixed-line segment, respectively. The adoption of IFRS15 resulted in an increase in amortization expenses in 2017 for the cellular segment and the fixed-line segment in amounts of NIS 11 million and NIS 2 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels
	Year ended December 31, 2016
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,080	672		2,752
Inter-segment revenue - Services	19	194	(213)
Segment revenue - Equipment	729	63		792
Total revenues	2,828	929	(213)	3,544

Segment cost of revenues - Services	1,659	617		2,276
Inter-segment cost of revenues- Services	192	21	(213)
Segment cost of revenues - Equipment	596	52		648
Cost of revenues	2,447	690	(213)	2,924
Gross profit	381	239		620

Operating expenses (3)	571	118		689

Income with respect to settlement agreement with Orange	217			217
Other income, net	41	4		45
Operating profit	68	125		193
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	447	148
–Other (1)	47	(1)
Segment Adjusted EBITDA (2)	562	272

New Israeli Shekels
Year ended December 31, 2016
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	834
Depreciation and amortization	(595)
Other (1)	(46)
Finance costs, net	(105)
Income tax expenses	(36)
Profit for the year	52

(1)  Mainly amortization of employee share based compensation.
(2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.
(3) Operating expenses include selling and marketing expenses and general and administrative expenses.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31,		3 month period ended December 31		12 month period ended December 31,	3 month period ended December 31,
	2016	2017**	2016	2017**	2017**	2017**
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	975	1,002	323	198	288	57
Income tax paid	(30)	(29)	(10)	(22)	(8)	(6)
Net cash provided by operating activities	945	973	313	176	280	51
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(127)	(223)	(30)	(77)	(64)	(22)
Acquisition of intangible and other assets	(69)	(153)	(17)	(36)	(44)	(11)
Proceeds from (investment in) short-term deposits, net	(452)	302	(452)		87
Interest received	2	2		*	1	*
Proceeds from sale of property and equipment	7	*	3	*	*	*
Net cash used in investing activities	(639)	(72)	(496)	(113)	(20)	(33)
CASH FLOWS FROM FINANCING ACTIVITIES:
Share issuance		190			55
Repayment of current borrowings			(52)
Proceeds from issuance of notes payable, net of issuance costs		650		398	187	115
Interest paid	(108)	(165)	(28)	(80)	(48)	(23)
Non-current borrowings received	250	350	250	350	101	101
Repayment of non-current borrowings	(15)	(1,332)	(4)	(431)	(384)	(124)
Repayment of notes payables	(643)	(443)	(408)	(443)	(128)	(128)
Net cash used in financing activities	(516)	(750)	(242)	(206)	(217)	(59)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(210)	151	(425)	(143)	43	(41)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	926	716	1,141	1,010	207	291
CASH AND CASH EQUIVALENTS AT END OF PERIOD	716	867	716	867	250	250

*   Representing an amount of less than 1 million.
** See appendix 'Effect of IFRS15 implementation' and report 20-F regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31,		3 month period ended December 31,		12 month period ended December 31,	3 month period ended December 31,
	2016	2017**	2016	2017**	2017**	2017**
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
Cash generated from operations:
Profit (loss) for the period	52	114	(7)	(50)	33	(14)
Adjustments for:
Depreciation and amortization	565	540	138	141	156	41
Amortization of deferred expenses - Right of use	30	40	9	12	12	4
Employee share based compensation expenses	45	20	9	4	6	1
Liability for employee rights upon retirement, net	(3)	(1)		2	*	1
Finance costs, net	1	(2)	(1)	1	(1)	*
Change in fair value of derivative financial instruments	*	*	*	1	*	*
Interest paid	108	165	28	80	47	23
Interest received	(2)	(2)	*	*	(1)	*
Deferred income taxes	10	(13)	(2)	(27)	(4)	(8)
Income tax paid	30	29	10	22	8	6
Capital loss (gain) from property and equipment	*	*	(1)	*	*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	226	283	104	7	82	2
Other	(9)	6	(17)	11	2	3
Increase (decrease) in accounts payable and accruals:
Trade	(38)	69	(35)	24	20	7
Other payables	*	(3)	38	46	(1)	13
Provisions	*	(2)	6	(3)	(1)	(1)
Deferred revenues with respect to settlement agreement with Orange	(217)	(108)	(54)		(31)
Deferred revenues from HOT mobile	227	(31)	173	(8)	(9)	(2)
Other deferred revenues	10	3	4	(2)	1	(1)
Increase in deferred expenses - Right of use	(80)	(113)	(28)	(27)	(33)	(8)
Current income tax liability	(4)	5	(15)	(33)	1	(9)
Decrease (increase) in inventories	24	3	(36)	(3)	1	(1)
Cash generated from operations	975	1,002	323	198	288	57

*   Representing an amount of less than 1 million.
** See appendix 'Effect of IFRS15 implementation' and report 20-F regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

Effect of IFRS15 implementation:

The tables below summarize the effects of adoption of IFRS15, Revenue from Contracts with Customers, on the consolidated statement of financial position as at December 31, 2017 and on the consolidated statements of income and cash flows for the twelve and three months periods ended as of the same date. See also report 20-F regarding the early adoption of IFRS15.

Effect of change on consolidated statement of financial position:

	New Israeli Shekels in millions
	As of December 31, 2017
	Previous accounting policy	Effect of change	According to IFRS15
	(Audited)
Current assets - other receivables and prepaid expenses - Contract assets	-	2	2
Non-current assets - Costs to obtain contracts recognized in intangible assets, net – non-current assets	-	71	71
Deferred income tax asset	71	(16)	55
Current liabilities - other deferred revenues – Contract liabilities	36	4	40
Equity	1,381	53	1,434

Effect of change on consolidated statement of income:

	New Israeli Shekels in millions
	12 months ended December 31, 2017			3 months ended December 31, 2017
	Previous accounting policy	Effect of change	According to IFRS15	Previous accounting policy	Effect of change	According to IFRS15
	(Audited)			(Unaudited)
Selling and marketing expenses	340	(71)	269	100	(20)	80
Operating profit	246	69	315	(18)	18	0
Profit (loss) before income tax	66	69	135	(106)	18	(88)
Income tax expenses (income)	5	16	21	(42)	4	(38)
Profit (loss) for the period	61	53	114	(64)	14	(50)

Depreciation and amortization expenses	567	13	580	145	8	153
Basic earnings (loss) per share	0.38	0.32	0.70	(0.38)	0.08	(0.30)
Diluted earnings (loss) per share	0.37	0.32	0.69	(0.38)	0.08	(0.30)

Effect of change on consolidated statement cash flows:

	New Israeli Shekels in millions
	12 months ended December 31, 2017			3 months ended December 31, 2017
	Previous accounting policy	Effect of change	According to IFRS15	Previous accounting policy	Effect of change	According to IFRS15
	(Audited)				(Unaudited)
Net cash provided by operating activities	897	76	973	151	25	176
Net cash provided by (used in) investing activities	4	(76)	(72)	(88)	(25)	(113)

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels				Convenience translation into U.S. Dollars	Convenience translation into U.S. Dollars
	12 months period ended December 31,	12 months period ended December 31,	3 months period ended December 31,	3 months period ended December 31,	12 months period ended December 31,	3 months period ended December 31,
	2017*	2016	2017*	2016	2017*	2017*
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
Net cash provided by operating activities	973	945	176	313	280	51
Net cash used in investing activities	(72)	(639)	(113)	(496)	(20)	(33)
Proceeds from (investment in) short-term deposits	(302)	452		452	(87)
Adjusted Free Cash Flow	599	758	63	269	173	18

Interest paid	(165)	(108)	(80)	(28)	(47)	(23)
Adjusted Free Cash Flow After Interest	434	650	(17)	241	126	(5)

Total Operating Expenses (OPEX)	New Israeli Shekels				Convenience translation into U.S. Dollars	Convenience translation into U.S. Dollars
	12 months period ended December 31,	12 months period ended December 31,	3 months period ended December 31,	3 months period ended December 31,	12 months period ended December 31,	3 months period ended December 31,
	2017*	2016	2017*	2016	2017*	2017*
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
Cost of revenues – Services	2,083	2,276	547	555	601	158
Selling and marketing expenses	269	426	80	96	78	23
General and administrative expenses	196	263	50	75	56	14
Depreciation and amortization	(580)	(595)	(153)	(147)	(168)	(44)
Other (1)	(22)	(46)	(5)	(9)	(6)	(1)
OPEX	1,946	2,324	519	570	561	150

(1)	Mainly amortization of employee share based compensation
* See appendix 'Effect of IFRS15 implementation' and report 20-F regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

Key Financial and Operating Indicators (unaudited)**

NIS M unless otherwise stated	Q4' 15	Q1' 16	Q2' 16	Q3' 16	Q4' 16	Q1' 17*	Q2' 17*	Q3' 17*	Q4' 17*	2016	2017 *
Cellular Segment Service Revenues	550	543	527	531	498	489	497	514	478	2,099	1,978
Cellular Segment Equipment Revenues	269	244	188	139	158	145	145	138	182	729	610
Fixed-Line Segment Service Revenues	223	222	219	220	205	194	192	194	197	866	777
Fixed-Line Segment Equipment Revenues	22	23	17	12	11	18	14	22	22	63	76
Reconciliation for consolidation	(57)	(55)	(54)	(53)	(51)	(43)	(43)	(42)	(45)	(213)	(173)
Total Revenues	1,007	977	897	849	821	803	805	826	834	3,544	3,268
Gross Profit from Equipment Sales	61	56	42	28	18	26	33	43	40	144	142
Operating Profit (Loss)	(48)	54	67	64	8	105	118	92	0	193	315
Cellular Segment Adjusted EBITDA	152	142	155	156	109	187	210	189	124	562	710
Fixed-Line Segment Adjusted EBITDA	65	80	73	64	55	64	59	50	34	272	207
Total Adjusted EBITDA	217	222	228	220	164	251	269	239	158	834	917
Adjusted EBITDA Margin (%)	22%	23%	25%	26%	20%	31%	33%	29%	19%	24%	28%
OPEX	608	612	572	570	570	478	472	477	519	2,324	1,946
Impairment charges on operating profit	98
Income with respect to settlement agreement with Orange	38	54	54	55	54	54	54			217	108
Finance costs, net	39	24	28	30	23	23	54	15	88	105	180
Profit (loss)	(65)	14	26	19	(7)	64	46	54	(50)	52	114
Capital Expenditures (cash)	56	48	57	44	47	82	76	105	113	196	376
Capital Expenditures (additions)	86	34	40	44	84	58	78	107	174	202	417
Adjusted Free Cash Flow	230	114	160	215	269	126	208	202	63	758	599
Adjusted Free Cash Flow (After Interest)	172	89	119	201	241	109	150	192	(17)	650	434
Net Debt	2,175	2,079	1,964	1,768	1,526	1,415	1,081	887	906	1,526	906
Cellular Subscriber Base (Thousands)	2,718	2,692	2,700	2,693	2,686	2,658	2,662	2,677	2,674	2,686	2,674
Post-Paid Subscriber Base (Thousands)	2,156	2,174	2,191	2,215	2,241	2,259	2,273	2,306	2,320	2,241	2,320
Pre-Paid Subscriber Base (Thousands)	562	518	509	478	445	399	389	371	354	445	354
Cellular ARPU (NIS)	67	67	65	66	62	61	62	64	59	65	62
Cellular Churn Rate (%)	11.1%	11.2%	9.8%	9.7%	9.4%	9.8%	9.0%	9.3%	9.9%	40%	38%
Number of Employees (FTE)	2,882	2,827	2,740	2,742	2,686	2,580	2,582	2,696	2,797	2,686	2,797

*      Figures include impact of the early adoption of IFRS15, Revenue from Contracts with Customers. See also appendix 'Effect of IFRS15 implementation' and report 20-F.
**    See footnote 2 regarding use of non-GAAP measures.

Disclosure for notes holders as of December 31, 2017

Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 31.12.2017				Interest rate	Principal repayment dates		Interest repayment dates	Linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To
C	25.04.10 24.02.11*	200 444	196	213	**	218	3.35% + CPI	30.12.16	30.12.18	30.6, 30.12	Linked to CPI	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
D	25.04.10 04.05.11*	400 146	437	437	**	443	1.294% (MAKAM+1.2%)	30.12.17	30.12.21	30.3, 30.6, 30.9, 30.12	Variable interest MAKAM (2)	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
F (1)	20.07.17 12.12.17	255 389	644	644	**	659	2.16%	25.06.20	25.06.24	25.6, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1) In July 2017, the Company issued Series F Notes in a principal amount of NIS 255 million. In December 11, 2017, the Company issued an additional Series F Notes in a principal amount of NIS 389 million. Regarding Series F Notes, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the definitions of Net Debt and Adjusted EBITDA see 'Use of non-GAAP measures' section above. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of December 31, 2017, the ratio of Net Debt to Adjusted EBITDA was 1.0. Additional stipulations regarding Series F Notes mainly include: shareholders' equity shall not decrease below NIS 400 million; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant.

The Company has additional financial covenants regarding its borrowings from financial institutions. See note 15 to the Company's 2017 annual financial statements.

In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.

In September 2017, December 2017 and January 2018, the Company entered into agreements with Israeli institutional investors to issue in December 2018, December 2019 and December 2019, respectively, in the framework of a private placement, additional Series F notes, in an aggregate principal amount of NIS 150 million, NIS 127 million and NIS 100 million, respectively. S&P Maalot has rated the additional deferred issuances with an 'ilA+' rating. For additional details see the Company's press releases dated September 13 and 17, 2017, December 27, 2017 and January 9, 2018.

(2) 'MAKAM' is a variable interest based on the yield of 12 month government bonds issued by the government of Israel. The interest rate is updated on a quarterly basis.

(*)   On these dates additional Notes of the series were issued. The information in the table refers to the full series.
(**) Representing an amount of less than NIS 1 million.

Disclosure for Notes holders as of December 31, 2017 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 31.12.2017 and 29.03.2018 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 31.12.2017 and 29.03.2018	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
C	S&P Maalot	ilA+	ilAA-	07/2017	07/2010, 09/2010, 10/2010, 09/2012, 12/2012, 06/2013, 07/2014, 07/2015, 07/2016, 07/2017	ilAA-/Stable, ilAA-/Stable, ilAA-/Negative, ilAA-/Watch Neg, ilAA-/Negative, ilAA-/Stable, ilAA-/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable
D	S&P Maalot	ilA+	ilAA-	07/2017
E	S&P Maalot	ilA+	ilAA-	07/2017
F	S&P Maalot	ilA+	ilA+	01/2018	07/2017, 09/2017 12/2017, 01/2018	ilA+/Stable, ilA+/Stable ilA+/Stable, ilA+/Stable

(1) In July 2017, S&P Maalot affirmed the Company's rating of “ilA+/Stable”.

(2) For details regarding the rating of the notes see the S&P Maalot report dated July 2, 2017 and July 27, 2017.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2017

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	212,725	109,228	-	-	-	26,764
Second year	-	109,228	-	-	-	18,206
Third year	-	238,035	-	-	-	15,384
Fourth year	-	238,035	-	-	-	11,170
Fifth year and on	-	386,420	-	-	-	12,520
Total	212,725	1,080,946	-	-	-	84,044

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	375,000	-	-	-	34,627
Second year	-	-	-	-	-	-
Third year	-	-	-	-	-	-
Fourth year	-	-	-	-	-	-
Fifth year and on	-	-	-	-	-	-
Total	-	375,000	-	-	-	34,627

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	7,353	-	-	-	6,212
Second year	-	52,132	-	-	-	5,448
Third year	-	52,132	-	-	-	4,182
Fourth year	-	52,132	-	-	-	2,915
Fifth year and on	-	86,251	-	-	-	2,389
Total	-	250,000	-	-	-	21,146

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2017 (cont.)

e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	212,725	491,581	-	-	-	67,603
Second year	-	161,360	-	-	-	23,654
Third year	-	290,167	-	-	-	19,566
Fourth year	-	290,167	-	-	-	14,085
Fifth year and on	-	472,671	-	-	-	14,909
Total	212,725	1,705,946	-	-	-	139,817

f.	Off-balance sheet Credit exposure based on the Company's "Solo" financial data (in thousand NIS) – 50,000 (Guarantees on behalf of an associate, without expiration date).

g.	Off-balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above – None.

h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: March 29, 2018